September 19, 2008

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Duc Dang
Jennifer Gowetski

Re:	Federal Realty Investment Trust (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 27, 2008

File No. 001-07533

Proxy Statement on Schedule 14A

Filed March 28, 2008

File No. 001-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to your letter dated September 10, 2008, providing comments relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and the Proxy Statement on Schedule 14A. In order to facilitate the Staff’s review of this letter, we have restated each of your numbered comments below and have included the Company’s response underneath each comment.

Form 10-K for the year ended December 31, 2007

Item 2. Properties, page 17

Comment 1 – Please disclose in future filings the average annual rental per square foot as of your most recently completed fiscal year and tell us how you intend to comply.

In future filings, the Company will include average annual rent per square foot by property in the table provided in the “Retail and Residential Properties” section of Item 2. The information we will provide will be consistent with the column labeled “Average Rent PSF” on pages 17 through 18 of Exhibit 99.1 of our Form 8-K furnished on February 12, 2008.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Comment 2 – You state on page 20 that Ms. Becker’s “eligibility to receive her targeted bonus is based on one-half on (y)our achieving the targeted level of annual FFO per share and one-half on (y)our achieving the targeted level of annual West Coast property operating income.” Please revise your disclosure to provide the targeted level of annual West Coast property operating income that is taken into account in determining the annual bonus for Ms. Becker. Please provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you believe that this disclosure is not required. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b).

In future filings, the Company will provide disclosure of the targeted level of annual West Coast property operating income taken into account in determining Ms. Becker’s annual bonus.

For 2007, the targeted level of West Coast property operating income is as follows:

Threshold	$62.6 million
Target	$64.6 million
Stretch	$66.6 million

The West Coast achieved the target amount of property operating income for purposes of the annual bonus.

Comment 3 – We note that 75% of the final payout of the annual bonus payable to each of your named executive officers is determined on the basis of the individual’s performance and that the compensation committee has the discretion to increase or decrease any LTIAP award by up to 20% to reflect individual performance. Please revise your disclosure to describe the elements of individual performance for each named executive officer that are taken into account. Please provide this disclosure in future filings and tell us how you intend to comply. Refer to Item 402(b)(2)(vii).

In future filings, the Company will include disclosure of the elements of individual performance which are considered in increasing or decreasing the annual bonus and long-term equity incentive awards by 20%.

The Company’s disclosure will be consistent with the following additional information with respect to 2007 as it relates to the awarding of annual bonuses:

With respect to Mr. Wood, the Committee’s evaluation of his performance was based on an evaluation of Mr. Wood’s performance completed by the Board in December 2007. That evaluation considers Mr. Wood’s performance in the following categories: effectiveness in leading the company; long-term strategic planning; succession planning; relationship with the Board; relationship with shareholders and other stakeholders; and our financial results for the year. Based on that evaluation, the Committee awarded Mr. Wood a full annual bonus for 2007.

With respect to Mr. Berkes and Ms. Becker, the Committee did not conduct a formal review. The Committee accepted Mr. Wood’s recommendations that each of those individuals be paid a full bonus. Mr. Wood’s recommendation was based on his subjective assessment of each individual’s contributions to the Trust in 2007 in their respective job functions taking into account the goals for each individual that were established for 2008. With respect to Mr. Finger, despite his retirement at the end of 2007, the Committee elected to award Mr. Finger his 2007 annual bonus in recognition of his contributions to our 2007 operating results based on Mr. Wood’s subjective assessment of Mr. Finger’s performance during 2007.

The Company’s disclosure will be consistent with the following additional information with respect to 2007 as it relates to the awarding of the long-term equity incentives:

In awarding Mr. Wood the additional 20% increase in his LTIAP award, the Compensation Committee considered Mr. Wood’s performance in 2007 based on the Board’s evaluation described in the proxy as well as the overall performance of the Trust as compared to its peers as discussed in the proxy section titled “Our Performance in 2007”.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8326.

Thank you for your consideration in these matters.

Sincerely,

/s/ Lilyanna L. Peyser
Lilyanna L. Peyser

cc:	Andrew Blocher, Federal Realty Investment Trust

Kirk Rogers, Grant Thornton